Mail Stop 4561

August 27, 2007

VIA U.S. MAIL AND FAX (212) 547-2700

Andrew C. Richardson
Chief Financial Officer
Northstar Realty Finance Corp.
399 Park Ave., 18th Floor
New York, NY 10022

> **Re:** **Northstar Realty Finance Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 15, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 10, 2007**
> **File No. 001-32330**

Dear Mr. Richardson:

We have reviewed your response letter dated August 21, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Funds from Operations and Adjusted Funds from Operations, page 60

1.   We have reviewed your response to our prior comment number one. We continue to believe that you have not adequately justified the use of AFFO as a performance measure in compliance with Item 10(e) of Regulation S-K. As such, please remove the measure in future filings or provide us with additional information supporting compliance. Specifically, please provide to us a more robust discussion as to how this measure is helpful to investors given management representation that your calculation of AFFO differs from the methodology utilized by other REITs and thus may not be comparable.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief